[redacted]

13013553

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornton Farish Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Eastern Blvd., Suite 210
(No. and Street)

Montgomery (City) Alabama (State) 36116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rose Mary Miller 334 270-8555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett LLC
(Name – *if individual, state last, first, middle name*)

P O Box 3295 (Address) Montgomery (City) Alabama (State) 36109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, Scott W. Bamman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornton Farish Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott W. Bamman
Signature

President
Title

Theresa T. Fitzsimmons
Notary Public Exp. 8-26-15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

400

THORNTON FARISH INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

THORNTON FARISH INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

THORNTON FARISH INC.
FINANCIAL STATEMENTS PURSUANT TO SECTION 17 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED BY THE SECURITIES ACTS AMENDMENTS OF 1975 AND RULE 17a-5 THEREUNDER FOR THE YEAR ENDING DECEMBER 31, 2012

THORNTON FARISH INC.
DECEMBER 31, 2012

TABLE OF CONTENTS

PAGE

Facing Page and Oath or Affirmation 1

Report of Independent Registered Public Accounting Firm 3

Statement of Financial Condition 5

Statement of Income 6

Statement of Stockholders' Equity 7

Statement of Cash Flows 8

Notes to Financial Statements 9

SUPPLEMENTARY INFORMATION

SCHEDULE I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 13

SCHEDULE II
Computation of Basic Net Capital Requirements under Rule 15c3-1 of the Securities and Exchange Commission 14

SCHEDULE III
Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission 15

Report of Independent Registered Public Accounting Firm on Internal Control Required under Rule 17a-5 of the Securities and Exchange Commission 16

Member
American Institute
of Certified Public
Accountants

WARREN AVERETT, LLC CPAs and Consultants

Warren Averett Wilson Price Division

Member
Alabama Society
of Certified Public
Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors
Thornton Farish Inc.
Montgomery, Alabama

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Thornton Farish Inc., as of December 31, 2012, and the related statements of income, stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornton Farish Inc., as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the schedules on pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Warren Averett, LLC

Montgomery, Alabama
February 28, 2013

THORNTON FARISH INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
Cash	$ 232,467
Fees receivable	271,832
Other receivables	15,000
Other assets	7,636
Money market funds	355,084
Stockholder receivables	146,599
Intangible assets (at amortized cost)	1,708
Property and equipment (at depreciated cost)	8,025
TOTAL ASSETS	$ 1,038,351
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and other liabilities	$ 114,320
STOCKHOLDERS' EQUITY	
Common stock - $1 par value, 10,000 shares authorized and 1,500 shares issued and outstanding	1,500
Additional paid-in capital	509,552
Retained earnings	412,979
TOTAL STOCKHOLDERS' EQUITY	924,031
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,038,351

See report of independent registered public accounting firm and notes to financial statements.

THORNTON FARISH INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	
Investment banking	$ 3,921,938
Interest and dividends	1,191
Commissions	4,976
Total revenues	3,928,105
EXPENSES	
Compensation and benefits	938,082
Communications	14,248
Depreciation and amortization	10,066
Dues, fees and assessments	14,551
Interest	14,000
Loss on disposal of assets	3,185
Occupancy costs	66,561
Other operating expenses	123,491
Promotional costs and issue expenses	80,159
Total expenses	1,264,343
NET INCOME	$ 2,663,762

See report of independent registered public accounting firm and notes to financial statements.

THORNTON FARISH INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE AT JANUARY 1, 2012	$ 1,500	$ 509,552	$ 185,217	$ 696,269
Net income	-	-	2,663,762	2,663,762
Dividend distributions	-	-	(2,436,000)	(2,436,000)
BALANCE AT DECEMBER 31, 2012	$ 1,500	$ 509,552	$ 412,979	$ 924,031

See report of independent registered public accounting firm and notes to financial statements.

THORNTON FARISH INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

INCREASE (DECREASE) IN CASH	
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,663,762
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	10,066
Loss on disposal of equipment	3,185
Changes in assets and liabilities:	
Receivables	(104,625)
Other assets	13,954
Accounts payable and other liabilities	87,243
Net cash provided by operating activities	2,673,585
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and fixtures	(5,604)
Purchase of money market fund investment	(256,773)
Proceeds from investment in marketable securities	175,000
Net cash used by investing activities	(87,377)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend distributions	(2,436,000)
NET INCREASE IN CASH	150,208
CASH AT BEGINNING OF YEAR	82,259
CASH AT END OF YEAR	$ 232,467

SUPPLEMENTAL CASH FLOW DISCLOSURE	
Cash paid during the year for:	
Interest	$ 14,000

See report of independent registered public accounting firm and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Thornton Farish Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of brokering securities, underwriting securities issues, and remarketing securities throughout the United States. The Company operates primarily in the municipal securities markets.

Securities Transactions

Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Investment Banking

Investment banking revenues include profits and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting profits and fees are recognized on the closing date of the issue. Investment banking fees also include fees earned from providing financial advisory and remarketing services which are recognized when billed, generally on a quarterly basis.

Fees Receivable

Fees receivable in connection with remarketing contracts are recognized at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables, if any. If determined to be uncollectible, the receivable is written off against the allowance account. Based on historical activity with these agreements, management has determined that no allowance for doubtful accounts is necessary.

Intangible Assets

Intangible assets subject to amortization consist of computer software. These costs are amortized on a straight-line basis. Amortization expense totaled $6,834 for the year ended December 31, 2012.

Property and Equipment

Major additions to property and equipment are capitalized at cost. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts and any gain or loss is reflected in income. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Effective January 1, 2009, the Company accounts for uncertainty in income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2012, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2009.

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $550 for the year ended December 31, 2012.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Use of Estimates in the Preparation of Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 28, 2013, the date which the financial statements were issued. No subsequent events requiring disclosure were noted.

2. PROPERTY AND EQUIPMENT

As of December 31, 2012, property and equipment consisted of the following:

Furniture and equipment at cost	$	74,316
Less accumulated depreciation		(66,291)
Property and equipment at depreciated cost	$	8,025

Depreciation expense totaled $3,232 for the year ended December 31, 2012.

3. FINANCING ARRANGEMENTS

As of December 31, 2012, the Company had a $25,000,000 credit facility available at Regions Bank to handle presold bond issue closings. Each note bears interest at the bank's prime rate and is secured by the bonds creating each specific transaction and stockholder guarantees. As of December 31, 2012, there were no balances outstanding with respect to this credit facility.

As of December 31, 2012, the Company had a $2,000,000 credit facility available at Regions Bank to purchase bonds for resale. Each note bears interest at the bank's prime rate and is secured by the bonds purchased and stockholder guarantees. This note amount is determined using a loan to cost ratio of 90%. As of December 31, 2012, there were no balances outstanding with respect to this credit facility.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has net capital and net capital requirements of $486,117 and $100,000, respectively, as of December 31, 2012. The Company's percentage of aggregate indebtedness to net capital was 23.52% as of December 31, 2012.

5. PROFIT-SHARING PLAN

The Company has a profit-sharing plan covering substantially all salaried employees. Contributions to the plan are authorized by management at its discretion. The plan has received a favorable tax determination under the Internal Revenue Code. For the year ended December 31, 2012, the Company authorized a profit-sharing contribution of $72,671.

6. SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors during the year ended December 31, 2012.

7. CONCENTRATIONS

At times, the Company's cash balances in banks may exceed federally insured limits. At December 31, 2012, the Company had no uninsured cash balances.

8. OPERATING LEASES

The Company leases its office facilities under an agreement with terms calling for base monthly rent of $4,712 with a 1.5% increase in each succeeding year through January 31, 2019. Rental expense under this agreement for the year ended December 31, 2012, totaled $57,271.

The Company leases an automobile accounted for as an operating lease. Monthly rent through April 2013 is $1,209. Rental expense under this agreement for the year ended December 31, 2012 totaled $11,606.

Future minimum rental payments under these agreements are as follows:

	Facility	Automobile
2013	$ 57,392	$ 4,836
2014	58,253	-
2015	59,127	-
2016	60,014	-
2017	60,914	-

9. RELATED PARTY TRANSACTIONS

The Company has receivables from certain stockholders. These receivables have no specific repayment terms and bear no interest. It is the intent of these stockholders to repay these receivables.

SUPPLEMENTARY INFORMATION

THORNTON FARISH INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Total qualified ownership equity		$ 924,031
Other allowable credits	$ -	
Total capital and allowable subordinated liabilities		924,031
Nonallowable assets	430,812	
Total deductions and/or charges		430,812
Net capital before haircuts on securities positions		493,219
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Trading and investment securities:		
Marketable securities	-	
Other securities	7,102	
Total haircuts		7,102
Net capital		$ 486,117

Note: There are no differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

See report of independent registered public accounting firm.

THORNTON FARISH INC.

SCHEDULE II
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Minimum net capital requirement	$	7,614
Minimum dollar net capital requirement of reporting broker	$	100,000
Greater of above amounts	$	100,000
Excess net capital	$	386,117
Excess net capital at 1,500%	$	468,969
Excess net capital at 1,000%	$	474,685

**COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012**

Total aggregate indebtedness	$	114,320
Percentage of aggregate indebtedness to net capital		23.52%

Note: There are no differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

See report of independent registered public accounting firm.

THORNTON FARISH INC.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

Number of items	NONE

Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

Number of items	NONE

See report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Report of Independent Registered Public Accounting Firm on Internal Control Required under Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Thornton Farish Inc.
Montgomery, Alabama

In planning and performing our audit of the financial statements of Thornton Farish Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might by material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 28, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Montgomery, Alabama
February 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Member
American Institute
of Certified Public
Accountants

WARREN AVERETT, LLC CPAs and Consultants

Warren Averett Wilson Price Division

Member
Alabama Society
of Certified Public
Accountants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Thornton Farish Inc.
Montgomery, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Thornton Farish Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Thornton Farish Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Thornton Farish Inc.'s management is responsible for Thornton Farish Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the SIPC-6 and the Company's cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Company's general ledger noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the Company's general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Montgomery, Alabama
February 28, 2013